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FORM 12b-25	SEC FILE NUMBER
001-41286

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2025

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vivakor, Inc.

Full Name of Registrant

Former Name if Applicable

5220 Spring Valley Road, Suite 500

Address of Principal Executive Office (Street and Number)

Dallas, TX 75242

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vivakor, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2025 (the “Quarterly Report”) by the November 14, 2025 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and requires additional time to complete its review of the financial statements for the period ended September 30, 2025 to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date. There can be no assurance that the Company will be able to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Ballengee	(469)	480-7175
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate our financial results for the period ended September 30, 2025 will differ significantly from the same period in the prior year, primarily due to (i) our acquisition of Endeavor Crude, LLC, a Texas limited liability company, Equipment Transport, LLC, a Pennsylvania limited liability company, Meridian Equipment Leasing, LLC, a Texas limited liability company, and Silver Fuels Processing, LLC, a Texas limited liability company (collectively, the "Endeavor Entities") on October 1, 2024, (ii) the subsequent divestment of the membership interests in Equipment Transport, LLC and Meridian Equipment Leasing, LLC, which were principally engaged in the truck transportation of oilfield produced water and associated equipment leasing operations, on July 30, 2025, and (iii) other previously disclosed Board of Director, executive employee agreements, stock issuance transactions, and other promissory and convertible notes entered into in 2025. As a result of these transactions, we expect significant changes in our assets, liabilities, equity, revenue, cost of revenues, operating expenses, other income (expense), and net income (loss) for the period ended September 30, 2025 compared to the prior year. Additionally, our financial results for the period ended September 30, 2025 will also differ significantly from the prior year, primarily due to: (i) changes in our third party and related party revenue and costs of revenue, (ii) our unrealized gain or loss on marketable securities, (iii) changes in our general and administrative expenses, (iv) interest expense, and (v) assets, liabilities, and noncontrolling interest. The exact amounts and the impact those amounts have on our financial statements will not be known until our financial statements for the period ended September 30, 2025 are completed.

VIVAKOR, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 14, 2025	By:	/s/ James Ballengee
	Name:	James Ballengee
	Title:	Chief Executive Officer

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